UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

June 4, 2013

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER OF

PETROBRAS ARGENTINA S.A.

Buenos Aires, June 3, 2013 – Petrobras Argentina S.A. (Buenos Aires: PESA, NYSE: PZE) announces that at the Board of Directors' Meeting held on this date, the Company´s Board of Directors appointed Ronaldo Batista Assunção as the new Chief Executive Officer of Petrobras Argentina S.A.

Ronaldo Batista Assunção graduated in Civil Engineering from the University of Brasilia in 1978. Subsequently, he specialized in Oil Engineering and performed postgraduate studies in Economic Engineering and Industrial Management at the Federal University of Rio de Janeiro (UFRJ).  He has worked for 34 years within the Petrobras System where he gained wide technical and managerial experience.

Ronaldo Batista Assunção performed different executive and managerial functions. It is worth a mention his experience as Chairman of the Board of Directors of Brasil PCH S.A. and of Breitener Energética S.A. and as Executive Manager of Operations and Interest in Energy of Petrobras.

In addition, the Company’s Board of Directors accepted the resignation of Carlos Alberto da Costa from the position of Chief Executive Officer of Petrobras Argentina S.A., effective May 25, 2013, since he was asked to resume functions at Petróleo Brasilero S.A. – Petrobras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 4, 2013

PETROBRAS ARGENTINA S.A.

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney